EXHIBIT 99.60

September 12, 2011

Ener1, Inc.
1540 Broadway, Suite 40D
New York, New York 10036

Attention: Jeffrey Seidel, Chief Financial Officer

Dear Mr. Seidel,

Reference is made to that certain Line of Credit Agreement dated June 29, 2011 (the “LOC Agreement”) by and between Ener1, Inc. (the “Company”) and Bzinfin S.A. (“Bzinfin”), whereby Bzinfin established a line of credit for the Company in the aggregate principal amount of US$15,000,000.  All capitalized terms used in this Letter Agreement, but not otherwise defined herein, shall have the meanings ascribed to them in the LOC Agreement.

As of the date hereof, the outstanding aggregate principal amount of Advances and accrued interest and unpaid interest thereon is $11,430,902.00.

The purpose of this Letter Agreement is to amend the LOC Agreement as expressly set forth herein in consideration of Bzinfin executing and delivering that certain Subordination Agreement of even date herewith to the holders under those certain Waiver, Amendment and Exchange Agreements dated as of September 9, 2011 with the Company pertaining to the subject matter specified in such Subordination Agreement (the “Subordination Agreement”).

The LOC Agreement is hereby amended as follows as of the Effective Date (as defined below):

1.  The Maturity Date for the repayment of all Advances and all unpaid accrued interest thereon is extended to July 2, 2013;

2.  The Stated Rate at which all Subsequent Advances outstanding at the Effective Date shall bear interest from and after the Effective Date is increased to fifteen percent (15.0%) per year;

3.  All interest accrued on the Advances through and including the Effective Date and accruing thereafter prior to the Maturity Date as extended above shall be payable in cash on a quarterly basis during such period of extension and in full on the Maturity Date; provided, however, so long as the Subordination Agreement is in effect, such quarterly interest payments may be made solely in newly issued shares of Borrower Common Stock determined by dividing the dollar amount of each such quarterly interest payment by the greater of (i) the Closing Price on the Trading Day immediately preceding the date of such quarterly interest payment or (ii) the Book Value on the Trading Day immediately preceding the date of such quarterly interest payment, if prior to the due date of each such quarterly interest payment Bzinfin directs the Company in writing to make  such quarterly interest payment in newly issued shares of Borrower Common Stock, provided, however, that no such quarterly interest payment shall be made in shares of Borrower Common Stock if to do so would violate the Subordination Agreement.  If any such quarterly interest payment is not made (in either cash or shares of Borrower Common Stock) for any reason whatsoever then such quarterly interest payment shall be added to the principal amount of the outstanding Advances and accrue interest at the Stated Rate for all outstanding Advances until paid in full;

4.  If Bzinfin elects to convert all or any portion of the unpaid principal amount of the Advances and unpaid accrued interest thereon outstanding under the Credit Line into shares of Borrower Common Stock in accordance with Section 9 of the LOC Agreement then the amount of indebtedness subject to such conversion shall, immediately prior to being converted, be increased by an amount equal to the amount of additional interest that would have accrued on such indebtedness being converted if held through and including the Maturity Date then in effect so that the amount of Conversion Shares issued upon conversion is increased for such additional interest.  By way of example and without limitation, if Bzinfin elects to convert $5.0 million of indebtedness outstanding under the Credit Line into shares of Borrower Common Stock in accordance with Section 9 of the LOC Agreement on July 2, 2012 and the Maturity Date then in effect is July 2, 2013 then such $5.0 million of indebtedness, prior to being converted into shares of Borrower Common Stock, shall be increased by an amount equal to the amount of interest that would have accrued on such $5.0 million of indebtedness from July 2, 2012 through and including the Maturity Date of July 2, 2013 and the amount of Conversion Shares issued upon conversion shall be increased for such additional interest; and

5.  The Draw Down Period is terminated.

This Letter Agreement shall not become effective unless and until the Subordination Agreement becomes effective. The date on which Subordination Agreement becomes effective in accordance with the preceding sentence is referred to herein as the “Effective Date.”

Except as expressly amended by this Letter Agreement as of the Effective Date, the LOC Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.   The terms of the Letter Agreement cannot be amended, modified or waived, and  the terms of the LOC Agreement cannot be further amended, modified or waived, without the consent of the Senior Lenders (as defined in the Subordination Agreement) while the Subordination Agreement is in effect. The Company hereby represents and warrants to Bzinfin that the disinterested members of the Company’s Board of Directors (or a committee thereof comprised solely of independent members) has approved this Letter Agreement (including its terms and conditions) and the Company’s execution, delivery and performance of this Letter Agreement.

The Senior Lenders are third party beneficiaries of the Letter Agreement.  This Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written understandings and agreements between the parties hereto with respect to the subject matter hereof. This Letter Agreement may be executed and delivered (by facsimile, e-mail or other electronic transmission) in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. This Letter Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  In the event of a dispute between the parties, the prevailing party shall be entitled to all reasonable attorneys' fees and costs incurred in connection with any trial, arbitration, or other proceeding as well as all other relief granted in any suit or other proceeding.

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If the foregoing correctly sets forth our understanding, please countersign this Letter Agreement in the space provided below and return a countersigned copy to us by e-mail (aeb@gtlaw.com).

Sincerely,

Bzinfin S.A.

By:	/s/ Patrick T. Bittel
Name: Patrick T. Bittel,
Title: Attorney-in-Fact

Acknowledged and Agreed to this 14th day of September 2011

Ener1, Inc.

By:	/s/ Jeffrey Seidel
Name: Jeffrey Seidel,
Title: Chief Financial Officer

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